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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Eagle Test Systems, Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
270006109
(CUSIP Number)
December 31, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	270006109	Page	2	of	5 Pages

1	NAMES OF REPORTING PERSONS: Leonard A. Foxman

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	5	SOLE VOTING POWER:

NUMBER OF		3,107,372 (1)

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		834,565 (1)

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		3,941,937 (1)

WITH:	8	SHARED DISPOSITIVE POWER:

--0--

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,941,937 shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

17.2% (2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(1) Includes 2,361,562 shares held by Foxman Family LLC, of which Leonard Foxman is the manager, which position has sole voting and investment power with respect to such shares. Leonard Foxman has no economic interest in Foxman Family LLC. Also includes 834,565 shares held by the Employee Stock Ownership Plan, of which Leonard Foxman is the trustee, which position has shared voting and sole investment power in connection with certain matters with respect to such shares. Leonard Foxman disclaims beneficial ownership of such shares, except to the extent of 29,436 shares which he holds as a participant in the Employee Stock Ownership Plan.
(2) Based on 22,858,824 shares of common stock of Eagle Test Systems, Inc. (the “Issuer”) reported to be outstanding as of January 3, 2007 in the Proxy Statement filed by the Issuer with the Securities and Exchange Commission on January 18, 2007.

CUSIP No. 270006109	13G	Page 3 of 5 Pages
Item 1(a). Name of Issuer:
     Eagle Test Systems, Inc.
Item 1(b). Address of Issuer’s Principal Executive Offices:
     2200 Millbrook Drive
     Buffalo Grove, IL 60089
Item 2(a). Name of Person Filing:
     Leonard A. Foxman
Item 2(b). Address of Principal Business Office or, if None, Residence:
     2200 Millbrook Drive
     Buffalo Grove, IL 60089
Item 2(c). Citizenship:
     United States
Item 2(d). Title of Class of Securities:
     Common Stock, $0.01 per share
Item 2(e). CUSIP Number:
     270006109
Item 3. Not applicable.

CUSIP No. 270006109	13G	Page 4 of 5 Pages
Item 4. Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)     Amount beneficially owned: 3,941,937 shares of Common Stock
(b)     Percent of class: 17.2%
(c)     Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote: 3,107,372

(ii)	Shared power to vote or to direct the vote: 834,565

(iii)	Sole power to dispose or to direct the disposition of: 3,941,937

(iv)	Shared power to dispose or to direct the disposition of: --0--
Item 5. Ownership of Five Percent or Less of a Class.
     Not applicable.
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
     Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
     Not applicable.
Item 8. Identification and Classification of Members of the Group.
     Not applicable.
Item 9. Notice of Dissolution of Group.
     Not applicable.
Item 10. Certification.
     Not applicable.

CUSIP No. 270006109	13G	Page 5 of 5 Pages
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2007
Date

/s/ Leonard A. Foxman
Signature

Leonard A. Foxman
Name/Title